# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Golub Capital BDC 4, Inc., CIK 0001901612
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 200 Park Avenue, 25th Floor, New York, New York (NY), 10166
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000904454-25-000493
Filed by CIK 0002075645

## Reporting persons
- Northrop Grumman Pension Master Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Massachusetts (MA); sole voting power 8,341,667; shared voting power 0; sole dispositive power 8,341,667; shared dispositive power 0; aggregate amount beneficially owned 8,341,667 (9.6% of the class)

## Item 1. Issuer
Name of issuer: Golub Capital BDC 4, Inc.
Address of issuer's principal executive offices: 200 Park Avenue, 25th Floor, New York, NY 10166

## Item 2. Person Filing
Name of person filing:
Northrop Grumman Pension Master Trust

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the securities of the Issuer on October 17, 2025, Amendment No. 1 thereto filed on January 7, 2026 and Amendment No. 2 thereto filed on April 7, 2026.
Address of principal business office or, if none, residence: 1960 East Grand Avenue Suite 900, El Segundo, CA 90245
Citizenship: Massachusetts

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 8,341,667
Percent of class:
9.6%
Percentage ownership is based on 86,616,688 shares of Common Stock, par value $0.001 per share, outstanding as of September 30, 2026, as provided to the Reporting Person by the Issuer.
Sole power to vote or to direct the vote: 8,341,667
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,341,667
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Northrop Grumman Pension Master Trust: /s/ Johnett Ryans, Johnett Ryans, Director, Investment Operations and Compliance (10/05/2026)